SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated March 13, 2002

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Eiger Technology, Inc.

Date: March 13, 2002                Mr. Gerry A. Racicot
                                    President

                                  [LOGO] Eiger
                                              technology inc.

                        Eiger Provides Positive Guidance
  Onlinetel to launch 10-10, ADH receives US Contract, Overall improvement seen

Toronto, Ontario, Mar.13, 2002 /Canada News Wire/ -- Eiger Technology (TSE: AXA,
OTCBB: ETIFF) is pleased to provide a business update for its subsidiaries Onlinetel Corp, K-Tronik International and ADH Custom Metal.

Mr. Gerry Racicot, President of Eiger Technology commented on the update by saying, "I believe that we have reached the point of a turn around overall within the majority of our business units and though we believe that the economic conditions today are still challenging, there appears to be a recovery on the horizon. We remain financially strong with a solid increase in cash flow in the first quarter and will continue to push toward shareholder value this year."

Eiger Technology has positioned itself for solid growth in 2002 through its subsidiary Onlinetel Corp., a leader in Voice over Internet Protocol (VOIP) telecommunication services. Onlinetel, with an active user base of over 240,000 households (500,000 users) has received a firm install date from Bell Canada to launch Canada's premiere VOIP 10-10 service. The install date, subject to Bell's trunking procedures is scheduled for launch on April 15th or sooner. The new number to be launched enables users to place long distance calls to virtually anywhere in the world by first dialing 10-10-580 and then entering the number they wish to call, and having that call completed over IP differing from other 10-10 competitors as they resell traditional telecom minutes. Onlinetel anticipates a high degree of success with this product based on previous market research indicating that over 60% of users are highly interested in the service, strong existing brand recognition within its' 500,000 + user base and an offering priced well below the existing long distance market.

Onlinetel will further expand its Internet Protocol Network (IP) via Onlinetel's proprietary softswitch technology from Vancouver to Montreal on May 15th, thereby expanding its existing coverage area accordingly.

Onlinetel is also working diligently to close significant advertising contracts on its existing free, ad-based network in the 905 and potentially a new province wide and national rollout later in the year. Onlinetel anticipates adding over 500,000 users to its existing base of customers by the end of this year, bringing its active user base to one million.

Eiger Technology has embarked to create significant shareholder value through the public offering of its subsidiary K-Tronik International Corp. shares to the US market in the third quarter of 2002. K-Tronik is a leading manufacturer of energy efficient electronic lighting ballasts whose sales have increased 119% annually over the past 3 years due in part to the US Department of Energy mandate to make electronic ballasts the new standard for energy efficiency by 2005, replacing less efficient PCP laden electromagnetic ballasts. Eiger will increase working capital substantially this year by unlocking the inherent value of its investment in K-Tronik through the public offering and due to the unique energy saving space that K-Tronik is in, coupled with managements solid revenue increases will have a significant return on shareholder equity.

Similarly, ADH Custom Metal will also go public this year on the CDNX with the mandate to consolidate a fragmented manufacturing sector through internal growth and acquisitions. ADH has recently received a purchase order from Wesco Distribution to distribute ADH data communication racks to a school board in the northeastern United States. This order will enable ADH to penetrate the lucrative US market with its line of data communication racks.

ADH has recently undertaken a design change in its data communication racks used by industries including telecommunications, web hosting, data storage and Internet service providers. The new racks from ADH are in keeping with the various needs of a diverse customer base and include standard 19" cabinets, cable management cabinets and wall-mounted cabinets at very competitive pricing.

Pursuant to the press release dated December 20th, 2001 regarding the public listing of ADH shares, ADH has submitted to the Canadian Venture Exchange initial documentation for regulatory review of the ADH reverse acquisition of New Look Capital, a CDNX listed company. Subsequent to filing the documentation, ADH anticipates that it will be listed, pending regulatory approval and resume trading by the end of May 2002.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com - (Onlinetel's website: www.onlinetel.com). For more information, please contact Roland Austrup,Vice President, (416)216-8659.

                                      -30-

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

                 330 Bay Street, Suite 602, Toronto, ON M5H 2S8
                   Phone: (416) 216-8659 Fax: (416) 216-1164
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